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                                                                    EXHIBIT 4.19

                Basic Agreement on Liquid Crystal Display Module

This Agreement is hereby entered into and effective as of January 1st, 2003 by and between;

OPTREX CORPORATION

a corporation organized and existing under the laws of Japan having its principal place of business at 4th Floor, Cosmo Park Bldg.5-7-18
Higashi-nippori, Arakawa-ku, Tokyo, Japan (hereinafter, "Optrex"),

                                       And

NAMTAI TELECOM (HONG KONG) COMPANY LIMITED,

a corporation organized and existing under the laws of Hong-Kong having its principal place of business at 15th Floor, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong (hereinafter, "Namtai").

                                   WITNESSETH

WHEREAS, Optrex and Namtai have agreed as follows concerning continuous transactions of liquid crystal display modules for mobile phone (hereinafter, "Modules").

WHEREAS, Optrex and Namtai hereby facilitate their transactions in accordance with the concept of respect for mutual benefit and under the theory of good faith.

NOW, THEREFORE, in consideration of the forgoing premises and mutual covenants, the parties agree as follows:

Article 1 This Agreement and Individual Contracts

         This Agreement sets forth the basic terms and conditions concerning continuous product transactions between Optrex and Namtai, and applies to the individual contracts to be agreed through consultation by the parties hereto (hereinafter, "Individual Contracts").

Article 2 Contents of Individual Contracts

         1. The Individual Contracts shall include order date, Module names, specifications, quantities, delivery dates, delivery locations, inspection and other delivery conditions, total price amount, unit prices, payment date, and payment method, and, when raw materials are furnished, the material names, quantities, delivery dates, delivery locations and other delivery conditions, total price amount, payment date, and payment method thereof.

         2. Notwithstanding the provision of Paragraph 1, some terms and conditions of the Individual Contracts may, upon consultation between the parties hereto, be set forth in memoranda or other written agreements in advance.

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Article 3 Executions of Individual Contracts

         1. The Individual Contract is executed when Optrex places an order in writing, and Namtai accepts such order. Notwithstanding the foregoing, unless Namtai, within five (5) days from the receipt of Optrex's purchase order, explicitly declares its intention to decline the order placed by Optrex, such order shall be deemed to be accepted by Namtai.

         2. Optrex shall, at the timing of placing the firm order as stipulated in the foregoing clause, provide to Namtai three (3) month forecasts of order quantity of the Modules. Provided, however, that the quantities specified as the second (2nd) and third (3rd) month are only the forecast and Optrex shall, in no event, to be obligated to purchase such forecast quantity. Further, with respect to the long-term-delivery Supply Materials, Namtai shall request the supply to Optrex beforehand and Optrex shall procure such after accepting such offer. Optrex shall not be obligated to purchase any parts, which exceeds this quantity. Further, notwithstanding the Article 41 and 42, Optrex shall also purchase certain quantity of the Supply Materials, at the same price as Namtai purchased, which arises as a result of Namtai's necessity to meet the minimum order quantity and which Namtai came to own by Namtai's order exceeding the Optrex's firm order quantity of the Modules, if such excessive quantity exists at the time of termination of production of a specified type of Module or at the termination of this Agreement and such excessive quantity is left in spite of Namtai's utmost efforts to minimize such excessive quantity.

         3. If Optrex, with the consent of Namtai, places an order by email or in some other electromagnetic form instead of through the exchange of written documents as set forth in Paragraph 1, Namtai shall record the order in a computer file for its own use.

         4. When Optrex needs to confirm the computer file record specified in Paragraph 3, Namtai shall, upon a request from Optrex, immediately print a hardcopy thereof and provide it to Optrex.

Article 4 Changes to Individual Contracts

         1. In there is a need to change the terms and conditions of the Individual Contract, Optrex and Namtai shall consult each other and make changes.

         2. The monetary liability or other responsibility for losses or damages incurred as a result of changes enacted under Paragraph 1 shall be borne in accordance with the following way.

         (i) If Namtai suffers any losses or damages due to the reason attributable to Optrex, Optrex shall be held liable, and Namtai may seek monetary compensation for its losses or damages.

         (ii) If monetary losses or damages arise due to the reasons attributable to both Optrex and Namtai, Optrex and Namtai shall consult each other to reach a settlement.

         (iii) If monetary losses or damages arise due to the reasons other than those in the above items (i) and (ii) above, Namtai shall be held liable, and Optrex may seek monetary compensation for its losses.

Article 5 Specification Sheets

         1. Optrex may submit the specifications for the Modules by using specification sheets.

         2. In the event that Namtai has questions or desires changes in the specification sheet submitted by Optrex, Namtai shall immediately request and conduct consultations with Optrex.

         3. When changes are made to the specification sheet, Optrex shall immediately inform

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Namtai thereof, and Namtai shall, without delay, modify the specification sheet and take other necessary actions based thereon. The notifications of changes shall be made in accordance with the same manner as Paragraph 2.

         4,       If Namtai believes that instructions in the specification
sheet submitted by Optrex could cause safety problems in the Modules, it must inform Optrex thereof in writing.

Article 6 Unit Price

         1. Unit prices shall be determined by consultation between Optrex and Namtai in consideration of factors such as quantity, specifications, delivery date, payment term, quality, prices of materials, labor costs, market price trends, and insurance premiums to be borne by Namtai.

         2. In the event that there arises any changes to the conditions such as quantity, specifications, delivery date, payment term, materials, and so on which constitute the basis of the determination of the unit price during the term of this Agreement, then the unit price may be reconsulted

Article 7 Supply of Raw Materials and Other Items

         1. Upon consultation with Namtai, and when any one of the following case applies, Optex is entitled to Supply_Namtai with raw materials, products, or ware in process to be used by Namtai (hereinafter, "Supply Materials").

         (i) When it is necessary to maintain the quality, performance, and standards of the Modules specified in the Individual Contract.

         (ii) When Namtai requests such supply to Optrex.

         (iii) When there are some other justifiable reasons.

         2. When Optrex causes a designated subcontract company to supply such Supply Material directly to Namtai, Optrex shall inform so to Namtai in advance.

Article 8 Acceptance of Supply Materials

         1. When Namtai receives the Supply Materials from Optrex or its designated subcontract company, Namtai shall, within two (2) days, inspect such Supply Materials.

         2. In the event that Namtai discovers defects in the Supply Materials, or discovers defects therein during manufacturing process (including fabricating and repair process; hereinafter referred to the same meaning), Namtai shall immediately inform Optrex thereof and await instructions.

         3. If Namtai does not hear any instructions from Optrex within fourteen (14) days from the date of any notice of defects to Optrex, or the defects discovered are not cured within thirty (30) days from the notice of defects to Optrex, Namtai is entitled to return the defective Supply Materials to Optrex and request for replacement. In such event, Namtai is entitled to charge the costs and expenses directly related to the return of the defective Supply Materials to Optrex. Provided, however, that in the event no defect was found, Namtai shall either take out such Supply Materials or pay the price and Optrex is entitled to charge any direct inspection and return expenses of Optrex to Namtai Provided, further that, upon consultation between the parties, the reasonable extension period, shall be determined, if additional time is required for analysis of such defects.

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Article 9 Ownership of Supply Materials

         1. The ownership of the Supply Materials provided free of charge, work in process and completed Modules manufactured therefrom, shall belong to Optrex.

         2. The ownership of the Supply Materials provided at charge shall transfer from Optrex to Namtai when Namtai receives said Supply Materials.

Article 10 Handling of Remnant Supply Materials

         When the Supply Materials have been provided free of charge, Namtai must handle any remnant Supply Materials, ends, shavings, and other remaining parts in accordance with Optrex's instructions.

Article 11 Lease of Machinery, Molds, and Other Items

         1. Optrex may, if necessary, lease machinery, molds, and other items (hereinafter, "Leased Tools") to Namtai.

         2. The lease method, lease duration, fee, procedure, liability for repair or modifying costs, and other matters shall be determined by mutual consultation to be made separately, and if necessary, a memorandum or other document will be executed.

         3. Any orders by Namtai for molds or other items serving as the Leased Tools to be leased by Optrex must be placed after consultation with Optrex.

         4. When Optrex desires to retrieve the Leased Tools whose lease duration is not predetermined, it must provide Namtai with a reasonable advance notice.

Article 12 Administration of Molds, Jigs, and Other Items

         When Namtai, according to Optrex's specifications, manufactures the molds, jigs, other items for the manufacture of the Modules to be delivered to Optrex, Namtai must give advance notice to and consult with Optrex before modifying, discarding, transferring to another party, or otherwise disposing of such.

Article 13 Handling of Supply Materials and Leased Tools

         1. Namtai must maintain and administrate the Supply Materials or Leased Tools with duty of care and keep distinct from other items both physically and in its accounts so as to prevent from any confusion with others.

         2. Namtai must not lease, transfer to a third party, pledge, mortgage, or otherwise dispose of the Supply Materials or Leased Tools, or use them for any purpose other than that specified in this Agreement. Provided, however, that, Namtai may, after obtaining prior written consent from Optrex, sub-supply or sub-lease the Supply Materials and Leased Tools to a subcontract company by assuming any and all responsibilities therefor.

         3. Namtai must return the Leased Tools to Optrex immediately upon termination of the lease duration.

         4. Optrex is entitled to visit Namtai's plants, workshops, offices, and other facilities to inspect the maintenance conditions of the Supply Materials and Leased Tools and its manufacturing conditions. "Plants, workshops, offices, and other facilities" include those of Namtai's subcontract company, "ZASTRON ELECTRONIC (SHENZHEN) CO., LTD.,"

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specified in the Article 37.

Article 14 Loss of or Damage to Supply Materials and Leased Tools

         1. Namtai must immediately notify Optrex of loss, damage, or deterioration of the Supply Materials or Leased Tools.

         2,       When the cause of loss, damage, or deterioration of the Supply
Materials or Leased Tools in Paragraph 1 is attributable to Namtai, Namtai shall, in accordance with Optrex's instructions, provide repair, replacement, or monetary compensation at its own expense.

Article 15 Definition of Delivery Date

         1. Delivery date means the date upon which the Modules specified by the Individual Contracts must be delivered to a location specified by Optrex. Each delivery date is agreed in the Individual Contract after consultation.

         2. Optrex may seek the payment of penalty when Namtai fails to meet the delivery date.

Article 16 Delivery Date Changes

         1. Namtai must obtain the prior consent of Optrex when it desires to deliver the Modules before the agreed delivery date.

         2. When Namtai recognizes that it cannot deliver the Modules on a delivery date, it must inform Optrex in advance of the reason, the projected delivery schedule, and other pertinent information, and comply with any Optrex's instructions.

         3. Optrex shall consult with Namtai when changing the delivery date according to its own requirements.

Article 17 Quality Assurance Obligation

         Namtai shall institute and administrate an integrated quality assurance system covering all production processes for the Modules delivered to Optrex, and guarantee the quality demanded by Optrex, and guarantee that said Modules are equipped with the normally expected safety.

Article 18 Quality Assurance Actions

         1. Namtai must formulate quality assurance guidelines that include the requirements specified separately by Optrex (hereinafter, "Quality Assurance Guidelines"), and in accordance therewith implement integrated quality control covering all processes from order acceptance to delivery, and continually endeavor to adopt scientific methods to improve its level of management.

         2. As a rule, Namtai shall submit its Quality Assurance Guidelines within thirty (30) days after the instruction by Optrex, and obtain Optrex's approval.

         3. If Namtai desires to change its Quality Assurance Guidelines, it must submit such proposed changes to Optrex and obtain approval in advance.

Article 19 Inspections by Namtai

         1. Namtai must develop guidelines for its own inspections and obtain Optrex's approval.

         2. Namtai must carry out the necessary inspections in accordance with the inspection guidelines specified in Paragraph 1, and deliver the qualified ordered products. The inspection

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data must be preserved for ten (10) years. Provided, however, that, when Optrex specifies a different preservation period, Namtai must preserve the inspection data for the period to be specified by Optrex.

         3. Namtai shall immediately submit the inspection data when so requested by Optrex.

Article 20 Submission of Quality Assurance Documents

         1. Optrex may request that Namtai submit documents separately specified to Namtai by Optrex as required thereby to confirm the status of Namtai's quality assurance.

         2. Namtai must in accordance with a demand by Optrex submit the documents specified in Paragraph 1 by the due date specified by Optrex.

Article 21 Recommendations

         1. Optrex may, if necessary, provide instructions and recommendations to Namtai concerning Namtai's quality assurance system, including its manufacturing processes.

         2. Namtai must immediately make a plan for improvement measures in response to recommendations made pursuant to Paragraph 1, submit such measures to Optrex, and report the subsequent state of implementation and results thereto to Optrex.

Article 22 Delivery

         Optrex will, unless otherwise agreed, receive the Modules delivered by Namtai without conducting inspections.

Article 23 Transfer of Module Ownership

         The ownership of the Module shall transfer from Namtai to Optrex at the time of the delivery of the Module as stipulated in Article 22.

Article 24 Risk of Loss

         The risk of loss shall be borne in accordance with the following solutions when all or part of the Modules or the Supply Materials (hereinafter, "Modules, etc.") suffers loss, damage, or deterioration before the delivery of the Module pursuant to Article 8 and 22.

         (i) The receiving party shall bear the risk of loss when the cause of such loss, damage, or deterioration is attributable thereto, and the supplying party may bill the receiving party for payment of the price of the Modules, etc.

         (ii) When the cause is attributable to both parties, they shall resolve the matter through consultation.

         (iii) When the cause is neither (i) nor (ii) above, the supplying party shall bear the risk of loss, and the receiving party may request to the supplying party the delivery of substitute Modules, etc. or the monetary compensation for losses or damages.

Article 25 Payment Date and Payment Method

         The parties through separate consultations shall determine payment date and payment method of the Module price.

Article 26 Payment Offsets

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         1.       Optrex's advance payments to Namtai, and other money credits of Optrex to be paid by Namtai maybe offset by Optrex by the equitable amount payable to Namtai each time a money credit arises and is added to the account receivable of Optrex.

         2. When an offset is made pursuant to Paragraph 1, the parties shall not exchange receipts for each offset amount. The offset shall be deemed as completed when Optex sends Namtai an itemized statement.

         3. When Optrex offsets the Module prices against the prices for the Supply Materials to Namtai, it shall perform the offset on the Module price payment date, The offset method in Paragraph 2 shall be applied mutatis mutandis.

Article 27 Solution of Claims

         In the event of claims or lawsuits regarding the Modules against Optrex by an Optrex customer or other third party, Namtai must cooperate in defending Optrex and resolving the matter in accordance with Optrex's reasonable instructions:

Article 28 Liability of Defects

         In the event that Optrex discovers that Modules have a concealed defect due to the reason attributable to Namtai within three (3) year after transfer of the Module ownership from Namtai to Optrex, Optrex may demand to Namtai the replacement of the Module or reduction of prices, and monetary compensation for damages.

Article 29 Product Liability

         In the event an accident arises due to the defects of the Module attributable to Namtai, and Optrex itself suffers from monetary loss, or Optrex paid any monetary compensation to an Optrex customer or other third party, Optrex may demand that Namtai pay such Optrex's monetary loss, compensation paid by Optrex, legal fees, and other costs of the resolution. Provided, however, that, if Optrex is found to be responsible in part for said defect, the payment amount demanded to Namtai by Optrex shall be reduced in proportion to the extent of Optrex's responsibility.

Article 30 Recall

         If it is found that the Module defect which defect is attributable to Namtai could cause an accident resulting in loss to Optrex's customers or other third parties, and Optrex recalls the Modules or products incorporating the Modules, Namtai shall pay the entire amount of such recall costs. Provided, however, that if Optrex is found to be responsible in part for the Module defect, the payment amount demanded to Namtai by Optrex shall be reduced in proportion to the extent of Optrex's responsibility.

Article 31 Product Liability Insurance

         Namtai shall at its own expense effect a product liability insurance policy for the Modules. The parties shall consult separately on its insurance coverage and other particulars.

Article 32 Administration of Technologies and Drawings

         1. Namtai shall exercise strict administration and maintenance over the drawings,

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specification sheets, technologies, and other items disclosed, leased, or supplied by Optrex (hereinafter, "Technical Properties"), and use them exclusively for the purposes of this Agreement. Namtai must not lease, permit the access, or use such for third parties. Provided, however, that, this does not apply when Optrex has granted a prior consent in writing. Further, the ownership of the Technical Properties belongs to Optrex and does not transfer to Namtai by the execution of this Agreement.

         2. If Namtai has questions about the Technical Properties specified in Paragraph 1 or other instructions, it shall notify Optrex to that effect and comply with the written instructions thereof.

Article 33 Secrecy

         1. Namtai shall not disclose or divulge to third parties any of Optrex's management, marketing, or technical secrets obtained through the performance of this Agreement or the Individual Contracts; the terms of this Agreement; or the specifics of the continuous transactions based thereupon. However, this shall not apply to any of the following.

         (1) Information that was already possessed by Namtai or which was public domain before supply or disclosure.

         (2) Information obtained lawfully from a third party who has a proper right.

         (3) Information that became public domain after supply or disclosure through no fault of Namtai.

         (4) Information for which a prior consent was obtained in writing from Optrex.

         2. Namtai must, at the request of Optrex, execute a Secrecy Agreement specified by Optrex and submit such to Optrex with a proper corporate seal.

Article 34 Employee Administration

         Namtai shall minimize its employees who are entitled to the access to any information supplied and produced by Optrex, and shall impose such employees, both during and after their employment at Namtai, secrecy obligations identical to those set forth in the Secrecy Agreement specified in Article 33. Namtai shall, at the request of Optrex, submit a list of such employees to Optrex.

Article 35 Industrial Property Rights

         1. If, in the course of manufacturing the Modules, any dispute over the infringement of industrial property rights or other disputes arise between Namtai and a third party due to the reason attributable to Namtai, Namtai shall handle and resolve the matter at its sole responsibility, assuming the expenses and liability, and stall pay in full any and all expenses, if any, incurred by Optrex.

         2. The ownership of industrial property rights obtained through joint research between Optrex and Namtai Shall be determined through Consultation by the parties.

         3. If Namtai applies for industrial property rights on the Modules manufactured according to Optrex's Technical Properties, or on their manufacturing method, it must first Inform Optrex so and obtain Optrex's written consent.

         4. Namtai shall waive any right and_not prosecute,.even if designs or manufacturing methods exercised Optrex for the Modules should infringe Namtai's industrial property rights.

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         5.       In no event, the industrial property rights owned by Optrex shall transfer to Namtai by entering into this Agreement.

Article 36 Prohibition of Manufacture and Sale

      Unless Namtai obtains prior written consent from Optrex, Namtai must not manufacture or sell any products to customers or other third parties using the technology and know-how disclosed or supplied by Optrex.

Article 37 Sub-contract

         1. Namtai shall not subcontract the manufacture of the Modules to any third parties without prior written consent from Optrex. Provided, however, that Namtai is entitled to subcontract the manufacture of the Modules to Namtai's affiliate, "ZASTRON ELECTRONIC SHENZHEN) CO, LTD" only.

         In the event of such subcontract pursuant to Paragraph 1, Namtai shall impose such subcontractor the same obligations as those borne by Namtai hereunder. Namtai is obligated to oversee such subcontractor and ensure they comply with these obligations, and is jointly and severally responsible for the performance of such subcontractor.

Article 38 Assignment of Rights and Obligations

         Neither Optrex nor Namtai, without prior written consent from the other party hereto, may transfer all or part of any of the rights and obligations hereunder (including credits and debts) to third party, or pledge the same as security.

Article 39 Notification

         Namtai shall immediately inform Optrex when any of the following situations arise.

         (i) When any of the items in Article 40.1 applies.

         (ii) When Namtai transfers or receives a business related to these transactions with Optrex.

         (iii) When there has been a significant change, such as change of address, representative, or company name, which may affect the transaction hereunder.

Article 40 Cancellation of Agreement

         1. When any one of the following applies to Namtai, Optrex may without any notice whatsoever cancel all or part of this Agreement and of the Individual Contracts and seek monetary compensation for damage to Namtai.

         (1) A note or check issued by Namtai has been dishonored, or a financial institution has suspended business transactions with Namtai.

         (2) Namtai has been subjected to cancellation, suspension, or other business penalty by regulatory authorities.

         (3) Namtai has been subjected to attachment, provisional attachment, provisional disposition, compulsory execution, or other similar action.

         (4) Namtai is subject to petition for bankruptcy proceedings, the start of liquidation under commercial law, the start of special liquidation, the start of reconstruction procedures, or the start of company reorganization.

         (5) Namtai has passed a resolution to dissolve itself, or has merged with another company.

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         (6) There is some special incident for reasonably recognizing that
Namtai has difficulty in manufacturing and supplying the Modules.

         2. If one party hereto breaches this Agreement and/or the Individual Contract, and does not perform its obligations thereunder even after the elapse often (10) days since the delivery of a written peremptory notice for performance, the other party may, without further notice, cancel all or part of this Agreement and/or the Individual Contract and demand monetary compensation for losses to the breaching party.

         3. When one party hereto becomes entitled to a termination right pursuant to Paragraph 2, the obligations of the other breaching party against non-breaching party shall become immediately and automatically due and payable even if the non-breaching party does not exercise said right, and the breaching party must pay, without delay, all of its obligations to the non-breaching party at one time.

Article 41 Measures after Termination

         1. In the event of Article 40, Namtai must immediately return to Optrex the specification sheets, Technical Properties, Leased Tools, and Supplied Materials that were provided free of charge. Namtai shall also terminate the use of any and all technologies disclosed by Optrex.

         2. In the event of Paragraph 1, Optrex is entitled to, with first priority over third parties, purchase the Modules and ware in process products manufactured according to the Individual Contracts that remain under Namtai. Optrex has the option of exercising first priority for purchasing the Supply Materials supplied at price, or demand the payment of price to Namtai. Notwithstanding the foregoing, in the event Optrex breaches this Agreement or the Individual Contracts, after mutual consultation, Optrex is to purchase the Modules and work in process products manufactured according to the Individual Contracts that remain under Namtai.

Article 42 Transaction of Supply Material, etc.

         In the event Optrex chooses to purchase the Supply Material, etc., Optrex, at the termination of the transaction described herein and at the expiration of this Agreement, purchases the Supply Material according to the following price.

         (i) The same price as Namtai purchased for the reasonable range of the Supply Materials Supplied at price which Namtai came to own by Namtai's order based on the Optrex's firm order quantity of the Modules

         (ii) The price mutually consulted between Optrex and Namtai for the reasonable range of the Supply Materials which Namtai came to own by Namtai's order based on the Optrex's forecast

         (iii) The amount multiplied by its unit price and quantity for the reasonable range of the Modules

         (iv) The price mutually consulted between Optrex and Namtai for the reasonable range of the work in process

Article 43 Resolution Through Consultations

         The parties hereto shall consult and resolve disputes about the provisions of this Agreement and the Individual Contracts, or about conditions not clearly provided thereunder.

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Article 44 Arbitration

         In the event of any dispute relating to the validity, construction, or performance of this Agreement and / or the Individual Contract which cannot be settled amicably by the parties hereto, such dispute shall be finally settled by arbitration under the Rule of Conciliation and Arbitration of the International Chamber of Commerce in Tokyo, Japan by one or more arbitrators appointed in accordance with the said Rule, by which each party hereto is bound.

Article 45 Governing Law

         This Agreement is governed by and construed in accordance with the laws of Japan without reference to its rules or principles on the conflict of laws.

Article 46 Language

         This Agreement shall be executed in both English and Japanese language. In the event there should arise any discrepancy in the construction between these two versions, the English version shall prevail.

Article 47 Term of Agreement

         1. This Agreement shall become effective on January 22,2003 and remain in force for one (1) year. Provided, however, that the term shall be renewed under the same conditions on a year-to-year basis unless written notice of modification or termination is given by either party to the other at least three (3) months before the expiration date.

         2. Notwithstanding the provision of Paragraph 1, Optrex may terminate this Agreement at any time even during its term by sending Namtai at least three (3) month prior written notice.

         3. In the event that there are any Individual Contracts, which are in effect at the lime of termination of this Agreement under Paragraph 1, or 2, this Agreement shall remain in effect during the effective terms of such Individual Contracts.

         4. Notwithstanding the Paragraphs 2 and 3, the provisions of the following articles shall survive and remain in force after the termination of this Agreement until the time when both parties agree to the termination thereof.

         Article 19.2 (Inspections by Namtai), Article 27 (Solution of Claims),
Article 28 (Liability for Defects), Article 29 (Product Liability),
Article 30 (Recall), Article 31 (Product Liability Insurance),
Article 32 (Administration of Technologies and Drawings), Article 33 (Secrecy),
Article 35 (Industrial Property Rights), Article 36 (Prohibition of Manufacturing and Sale),
Article 37 (Sub-contract), Article 41 (Measures after Termination),
Article 42 (Transaction of Supply Material, etc.
Article 44 (Arbitration), Article 45 (Governing Law) and Article 46 (Language).

Article 48 Previous Agreements

         If there is any discrepancy between the provision of the previous agreement(s) executed by and between Opt and Namtai and this Agreement, the provision of this Agreement shall prevail.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written in duplicate, with each party, having signed and affixed its seal, retaining one (1) copy in its possession.

OPTREX CORPORATION

BY /s/ Akinori Miyazaki
   ----------------------
NAME: Akinori Miyazaki
TITLE: Member of The Board
       General Manager
Procurement & Production Control General Division

DATE: 2003-4-14

NAMTAL TELECOM (HONG KONG) COMPANY LIMITED

BY /s/ Lei Lai Fong
   ------------------------
NAME: Lei Lai Fong, PATINDA
TITLE: Managing Director

DATE: 2003-4-22

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